

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

<u>Via Facsimile</u>
John K. Keach, Jr.
President and Chief Executive Officer
Indiana Community Bancorp
501 Washington Street
Columbus, IN 47201

     Re: Indiana Community Bancorp
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed March 11, 2011
            File No. 000-18847

Dear Mr. Keach:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Amit Pande

                    Amit Pande
                    Accounting Branch Chief